SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES V
                                (Name of Issuer)

                                NTS-PROPERTIES V
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                           NTS-Properties Associates V
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 5, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
|        Transaction Valuation: $107,500            | (a) Amount of Filing Fee |
| Limited Partnership Interest at $215 per Interest |         $21.50(b)        |
--------------------------------------------------------------------------------
 (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
 (b) Calculated as 1/50th of 1% of the Transaction Value.

o Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
       Amount Previously Paid: __________________________ Not Applicable
       Form or Registration No.: _________________________Not Applicable
       Filing Party: _____________________________________Not Applicable
       Date Filed: ______________________________________ Not Applicable

 -------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-----------------------------

         (a) The name of the issuer is NTS-Properties V, a Maryland limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223.

         (b) The title of the securities that are subject to the Offer to Purchase dated November 5, 1999 (the "Offer") is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer or the limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Offerors pursuant to the Offer to Purchase.) This Offer is being made to all Limited Partners. As of November 1, 1999, the Partnership had 30,871 outstanding Interests held by 2,126 holders of record. Subject to the conditions set forth in the Offer, the Partnership and ORIG, LLC, a Kentucky limited liability company and an affiliate of the Partnership (the "Affiliate" and, collectively with the Partnership, the "Offerors"), will purchase in the aggregate up to 500 Interests. The purchase price of the Interests tendered to the Offerors will be equal to $215 per Interest, payable to the tendering Limited Partners in cash (the "Purchase Price"). Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the general partner, NTS-Properties Associates V ("General Partner"), the Affiliate nor any of their partners, members, affiliates or associates intend to tender any Interests pursuant to the Offer.

         Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

         (c) There is currently no established trading market for the Interests, and any transfer of Interests is limited by the terms of the Partnership's Amended and Restated Agreement of Limited Partnership dated as of April 30, 1984 ("Partnership Agreement").

         Reference is hereby made to the Introduction of the Offer and Section 7, "Cash Distribution Policy," of the Offer which are incorporated herein by reference.

         (d) In addition to the Partnership, the Affiliate is jointly offering to purchase the Interests. The address of the Affiliate is 10172 Linn Station Road, Louisville, Kentucky 40223. The members of the Affiliate are J.D. Nichols and Brian F. Lavin. Mr. Nichols serves as the Managing General Partner of the General Partner and Chairman of the Board of NTS Development Company and NTS Capital Corporation, the corporate general partner of the General Partner. Mr. Nichols is also the managing member of the Affiliate. Mr. Lavin serves as the President and Chief Operating Officer of NTS Development Company and NTS Capital Corporation. The business address of Mr. Nichols and Mr. Lavin is 10172 Linn Station Road, Louisville, Kentucky 40223

Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         (a) The  total  amount  of funds  required  to  complete  the  Offer is approximately $132,500 (including approximately $107,500 to purchase 500 Interests plus approximately $25,000 for expenses associated with administering the Offer, such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will purchase the first 250 Interests tendered pursuant to the Offer and will fund its purchases and its portion of the expenses of the Offer from its cash reserves. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate will purchase the next 250 Interests tendered and will fund its purchases and its portion of the expenses of the Offer from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

         Mr. Nichols and Mr. Lavin, the members of the Affiliate, will fund the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions to be made immediately upon termination of the Offer pursuant to the terms of a Capital Contribution Agreement dated as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin, which is attached hereto as Exhibit (c)(2) and is herein incorporated by reference.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which is incorporated herein by reference.

         (b) None of the Partnership, the Affiliate nor the members of the Affiliate or the Partnership intend to borrow funds to purchase any Interests tendered pursuant to this Offer.

         Mr.J.D.Nichols is the Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner, and is the Managing General Partner of the General Partner. Mr. Brian F. Lavin is the President and Chief Operating Officer of NTS Capital Corporation. None of the General Partner, Mr. Nichols or Mr. Lavin is offering to purchase Interests pursuant to the Offer. Therefore, this Item 2 is inapplicable to the General Partner, Mr. Nichols and Mr. Lavin.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which is incorporated herein by reference.

Item 3.  Purpose of the Tender Offer and Plans or Proposals of Issuer.
----------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under
Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         (a) The Offerors have agreed that the Partnership will purchase the first 250 Interests tendered during the Offer, and that, if more than 250 Interests are tendered, the Affiliate will purchase up to an additional 250 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 500 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offerors are offering to purchase to an amount that the Offeror believe to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on December 23, 1999, unless and until the Offeror extends the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Affiliate expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension, provided, however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. Except as described above, none of the Partnership, the General Partner, Mr. Nichols, or Mr. Lavin has any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Partnership or the disposition of securities of the Partnership.

         (b) Neither the Offerors nor the General Partner has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership.

         Other than as described above, none of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries.

         (d) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner, to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership.

         (e) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

         (f) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's structure or business.

         (g) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

         Items (h) through (j) of this Item 3 are not applicable to the Partnership because the Offer is conditioned on the Partnership having no fewer than three hundred (300) holders of record after completion of the Offer.

         Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Interests; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," Section 10, "Certain Information About the Partnership" and Section 13 "Extensions of Tender Period; Terminations; Amendments," of the Offer, which are incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

          On September 30, 1999, the Partnership purchased 2,523 Interests pursuant to a previous tender offer. Other than this transaction, There have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, the Affiliate Mr. Nichols, Mr. Lavin or any associate or subsidiary of such person.

         Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Interests" of the Offer, which is incorporated herein by reference.

Item 5.  Contracts,  Arrangements,  Understandings or Relationships with Respect
--------------------------------------------------------------------------------
to the Issuer's Securities.
---------------------------

         The Partnership Agreement, contained in the Partnership's prospectus dated August 1, 1984, grants the General Partner discretion to decide whether the Partnership or any of its affiliates will purchase Interests from time to time from Limited Partners on certain terms and conditions described in the Partnership Agreement. The Partnership, however, will not purchase Interests from Limited Partner where, after the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         Mr. Nichols and Mr. Lavin, the members of the Affiliate, will fund the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions to be made immediately upon termination of the Offer pursuant to the terms of a Capital Contribution Agreement dated as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin, which is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

         Other than this Agreement, none of the Offerors, Mr. Nichols or Mr. Lavin is aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between or among: (i) the Partnership, the General Partner, or the Affiliate or any person controlling the Partnership, the General Partner, or the Affiliate and (ii) any other person.

         Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Interests" of the Offer, which are incorporated herein by reference.

Item 6.  Persons Retained, Employed or to be Compensated.
---------------------------------------------------------

         No persons have been employed, retained or are to be compensated by the Offerors to make solicitations or recommendations in connection with the Offer.

Item 7.  Financial Information.
-------------------------------

         (a)(1)-(2) Reference is hereby made to the audited financial statements of the Partnership for the years ended December 31, 1997 and December 31, 1998, respectively, filed with the Securities and Exchange Commission ("Commission") on the Partnership's Annual Reports on Form 10-K on March 26, 1998 and March 31, 1999, respectively, which are incorporated herein by reference. Also, reference is hereby made to the unaudited financial statements of the Partnership for the quarter ended June 30, 1999, filed with the Commission on the Partnership's Quarterly Report on Form 10-Q on August 16, 1999, which are incorporated herein by reference.

         (3) The Partnership's ratio of earnings to fixed charges for the quarter ended June 30, 1999 was 1.01:1. The Partnership's ratio of earnings to fixed charges was 4.3:1 for the year ended December 31, 1998. The Partnership had an earnings to fixed charges coverage deficiency of $558,678 for the year ended December 31, 1997.

         (4) Reference is hereby made to the Introduction to the Offer, which is incorporated herein by reference.

         (b) Reference is hereby made to the financial statements giving the effect of the Offer on a pro forma basis attached as Appendix A of Exhibit
(a)(1) hereto, which are incorporated herein by reference.

Item 8.  Additional Information.
--------------------------------

         (a) Reference is hereby made to Section 10, "Certain Information About the Partnership" and Section 12, "Transactions and Arrangements Concerning Interests" of the Offer, which are incorporated herein by reference.

         (b)      None.

         (c)      Not applicable.

         (d)      None.

         (e) Reference is hereby made to the Offer, the Letter of Transmittal and related documents, forms of which are attached hereto as Exhibits (a)(1) -
(a)(5), and are incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

         (a)(1) Form of Offer to Purchase dated November 5, 1999 (including financial statements giving pro forma effect of the Offer).
         (a)(2)   Form of Letter of Transmittal.
         (a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

         (a)(4)   Form of Letter to Limited Partners.
         (a)(5)   Substitute Form W-9 with Guidelines.

         (b)      None.
         (c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties V, dated as of April 30, 1984, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No. 2-90818, filed with the Commission on May 1, 1984 and declared effective on August 1, 1984.
         (c)(2) Capital Contribution Agreement dated as of January 20, 1999 between J.D. Nichols and Brian F. Lavin, the members of ORIG, LLC.
         (d)      None.
         (e)      None.
         (f)      None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 5, 1999




                                           NTS-PROPERTIES V, a Maryland limited
                                           partnership


                                           By:      NTS-PROPERTIES ASSOCIATES V,
                                                    General Partner

                                               By: /s/ J. D. Nichols
                                                   -----------------
                                                       J. D. Nichols
                                               Its:    Managing General Partner

                                    EXHIBITS



Exhibit
Number                                      Description
------                                      -----------
(a)(1)              Form of Offer to Purchase, dated November 5, 1999
                    (including financial statements giving pro forma effect of the Offer).
(a)(2)              Form of Letter of Transmittal.
(a)(3)              Form of Affidavit and Indemnification Agreement for
                    Missing Certificate(s) of Ownership.
(a)(4)              Form of Letter to Limited Partners.
(a)(5)              Substitute Form W-9 with Guidelines.
(b)                 None.
(c)(2) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties V, dated as of April 30, 1984, previously filed with the Securities
                    and  Exchange   Commission  as  part  of  the  Partnership's
                    Registration Statement on Form S-11, No. 2-90818, filed with the Commission on May 1, 1984 and declared effective on August 1, 1984.
(c)(2)              Capital Contribution Agreement dated as of January 20,
                    1999 between J.D. Nichols and Brian F. Lavin, the members of ORIG, LLC.
(d)                 None.
(e)                 None.
(f)                 None.

                                                                  Exhibit (a)(1)









                Form of Offer to Purchase, dated November 5, 1999

                           Offer to Purchase for Cash
                                       by
                                NTS-Properties V
                                  and ORIG, LLC
                                    of Up to
                        500 Limited Partnership Interests


         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON THURSDAY, DECEMBER 23, 1999, UNLESS EXTENDED.

         NTS-Properties V is a Maryland limited partnership (the "Partnership" or the "Partnership") that owns directly, or indirectly through joint ventures, interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." NTS-Properties
Associates V, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. NTS Capital Corporation is controlled by Mr. J.D. Nichols, its Chairman of the Board, and Brian F. Lavin, its President and Chief Operating Officer. Except as otherwise provided in the Partnership Agreement (defined below), and as more fully described in Section 10 "Certain Information About the Partnership," the General Partner owns a one percent (1%) interest in the Partnership and the limited partners, in the aggregate, own a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Affiliate and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash, upon the terms and conditions set forth in this Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer"), in the aggregate up to 500 of the Partnership's limited partnership interests (the "Interests") at a price equal to $215 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership ("Limited Partners") and is generally not conditioned on the tender of any minimum number of Interests being tendered, but is subject to certain conditions described herein.

         Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

                           o The Purchase Price of $215 per Interest may not equate to the fair market value or the liquidation value of the Interests and is less than the book value per Interest.
                           o Neither the General Partner, on behalf of the Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
                           o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
                           o Negative tax consequences may exist for any Limited Partner tendering its Interests.
                           o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.

         Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

                           o        The  Partnership  may  not  make future cash
                                    distributions to Limited Partners.
                           o        The  percentage  ownership of Interests held
                                    by persons  controlling,  controlled  by  or
                                    under   common  control  with  the   General
                                    Partner or its affiliates will increase as a result of the Offer.
                           o The sale by the Partnership of certain properties may decrease its future operating revenues.
                           o The Partnership has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
                           o General economic risks are associated with investments in real estate.

                           o The Partnership's financial condition may be adversely affected by a downturn in the business of any tenant occupying a significant portion of a Partnership property or a tenant's decision not to renew its lease.

See "RISK FACTORS."

              -----------------------------------------------------


         THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF INTERESTS; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."

              -----------------------------------------------------




                                    IMPORTANT

         Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.

              -----------------------------------------------------


         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.

             The date of this Offer to Purchase is November 5, 1999.

         NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKES ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, HOW MANY INTERESTS TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

INTRODUCTION...................................................................5
SUMMARY OF CERTAIN INFORMATION.................................................8
RISK FACTORS...................................................................9
THE OFFER.....................................................................12
Section 1.        Background and Purposes of the Offer........................12
Section 2.        Offer  to  Purchase and Purchase Price;  Proration; Expiration
                  Date; Determination of Purchase Price.......................13
Section 3.        Procedure for Tendering Interests...........................15
Section 4.        Withdrawal Rights...........................................16
Section 5.        Purchase of Interests; Payment of Purchase Price............17
Section 6.        Certain Conditions of the Offer.............................17
Section 7.        Cash Distribution Policy....................................20
Section 8.        Effects of the Offer........................................20
Section 9.        Source and Amount of Funds..................................20
Section 10.       Certain Information About the Partnership...................21
Section 11.       Certain Federal Income Tax Consequences.....................24
Section 12.       Transactions and Arrangements Concerning Interests..........27
Section 13.       Extensions of Tender Period; Terminations; Amendments.......28
Section 14.       Fees and Expenses...........................................28
Section 15.       Address; Miscellaneous......................................28

Appendix A

         The  Partnership's Financial  Statements Giving Pro Forma Effect of the
         Offer................................................................30

To Holders of Limited Partnership
Interests of NTS-Properties V

                                  INTRODUCTION

         NTS-Properties V is a Maryland limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), and as more fully described in Section 10, "Certain Information About the Partnership," the Partnership's general partner, NTS-Properties Associates V (the "General Partner") owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Partnership and the Affiliate are each an "Offeror" and collectively, the "Offerors"), hereby offer to purchase up to 500 of the Partnership's limited partnership interests (the "Interests") at a purchase price of $215 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) The Partnership, in its sole discretion, may purchase more than 250 Interests, and the Affiliate, in its sole discretion, may purchase more than 250 Interests, but neither has any current intention of doing so. This Offer is being made to all limited partners in the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS- Properties V dated April 30, 1984 (the "Partnership Agreement"). The Partnership may purchase more than 250 Interests, but does not have any current intention to do so.

         The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest and is less than the book value per Interest. As of December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $302.40 and $264.92, respectively. The Purchase Price offered by the Partnership has been determined by the General Partner, in its sole discretion, based on: (i) the response to the Offerors' tender offer of $205 per Interest which commenced on October 14, 1998 and terminated on February 5, 1999 (the "First Offer"); (ii) the response to a second tender offer by the Partnership which commenced on June 25, 1999 at a price of $167.50 per Interest, the price of which was raised twice, to $180 per Interest on August 18, 1999, and subsequently to $205 per Interest on August 31, 1999, and which terminated on September 30, 1999 (the "Second Offer"); (iii) the price offered in a 1998 tender offer for Interests by a third-party offeror that is not affiliated with the Partnership, General Partner, or any of the Partners, members, affiliates or associates of the Partnership or the General Partner; (iv) a tender offer made by an unaffiliated third party in August 1999 at a price of $175 per Interest, the price of which was subsequently raised to $195 per Interest; (v) a tender offer made by an unaffiliated third party in November 1999 at a price of $210 per Interest; (vi) sales of Interests by Limited Partners to third parties in secondary market transactions from January 1, 1997 through August 31, 1999; (vii) repurchases of interests by the Partnership and the Affiliate in 1996, 1997 and 1998; and (viii) purchases of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge") in 1998. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         Subject to the conditions set forth in the Offer, the Partnership will purchase the first 250 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on Thursday, December 23, 1999, subject to any extension of the Offer by the Offerors (the "Expiration Date"). If more than 250 Interests are tendered, the Affiliate will purchase up to an additional 250 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If, on the Expiration Date, the Offerors determine that more than 500 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests in accordance with Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offerors is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed and the Offerors do not act in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). If the Partnership pro rates, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         The Offer is generally not conditioned on the tender of any minimum number of Interests. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under

Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

         All purchases of Interests pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions declared and payable prior to the Expiration Date, if any. Limited Partners will not be entitled to receive cash distributions declared and payable after the Expiration Date, if any, on any Interests tendered and accepted by the Offerors.

         The tender and acceptance of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in Section 11, "Certain Federal Income Tax Consequences."

         As of October 1, 1999, the General Partner owned five (5) of the Partnership's outstanding Interests and the Affiliate owned 1,858 of the
Partnership's outstanding Interests. The General Partner and all partners, members, affiliates and associates of the General Partner beneficially owned an aggregate of 4,495 Interests, representing approximately 14.6% of the Partnership's 30,871 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the General Partner, the Affiliate nor any of the partners, members, affiliates or associates of the General Partner intends to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate and partners, members, affiliates and associates of the General
Partner or the Affiliate will own, after the Offer, an aggregate of 4,745 Interests, representing approximately 15.5% of the Partnership's 30,621 outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

         The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Partnership                                 The Partnership,  a Maryland limited
                                            partnership,  and the  Affiliate,  a
                                            Kentucky limited liability  company,
                                            invite  all  of  the   Partnership's
                                            Limited  Partners  to  tender  their
                                            Interests upon the terms and subject
                                            to the  conditions set forth in this
                                            Offer.

Purchase Price                              $215 per Interest in cash.

Expiration Date                             The   Offer  expires  on   Thursday,
                                            December 23, 1999 at 12:00 Midnight,
                                            Eastern  Standard  Time  unless  the
                                            Offer  is  otherwise extended by the
                                            Offerors  in   accordance  with  the
                                            provisions  set  forth  herein.  ALL
                                            INTERESTS  BEING  TENDERED  MUST  BE
                                            RECEIVED  BY  THE PARTNERSHIP AT THE
                                            ADDRESS  SET  FORTH  IN  SECTION 15,
                                            "ADDRESS;   MISCELLANEOUS,"   ON  OR
                                            BEFORE THE EXPIRATION DATE.

Offer Conditions                            The  Offerors  will  purchase in the
                                            aggregate up to 500 Interests.   The
                                            first 250 Interests tendered will be
                                            purchased by the Partnership;  up to
                                            an  additional 250 Interests will be
                                            purchased by the Affiliate.   If the
                                            Offer  is oversubscribed,  first the
                                            Partnership  may purchase additional
                                            Interests,and then the Affiliate may
                                            purchase additional Interests,  each
                                            in its sole discretion. If the Offer
                                            remains  oversubscribed,   Interests
                                            will  be  purchased  on  a  pro rata
                                            basis.  This Offer is  being made to
                                            all  Limited  Partners  and  is  not
                                            conditioned  on  the  tender  of any
                                            minimum number of Interests;provided
                                            however, no tender will be  accepted
                                            from  a  Limited  Partner  if,  as a
                                            result of  the  tender,  the Limited
                                            Partner  would  continue  to  be   a
                                            Limited Partner and would hold fewer
                                            than five (5) Interests.The Offer is
                                            subject   to   certain   terms   and
                                            conditions set forth in the Offer.

                                  RISK FACTORS
                                  ------------

          Limited  Partners Tendering All or  Any Portion of Their Interests Are
          ----------------------------------------------------------------------
Subject to Certain Risks:
-------------------------

          Purchase  Price  May Be Less Than Fair  Market  Value and  Liquidation
          ----------------------------------------------------------------------
Value and is Less Than Book Value.  The Interests are not traded on a recognized
----------------------------------
stock exchange or trading market. A readily identifiable, liquid market for the Interests does not exist and is not likely to exist in the near future. The Partnership and the Affiliate purchased an aggregate of 2,458 Interests on February 5, 1999 for $205 per Interest pursuant to the First Offer. The Partnership purchased 600 of these Interests. The Affiliate purchased 1,858 of these Interests. The Partnership purchased 2,523 Interests on September 30, 1999 at $205 per Interest, pursuant to the Second Offer. In addition, an unaffiliated Third Party made a tender offer of $175 per Interest in August 1999 and subsequently raised the price of the offer to $195 per Interest. In addition, this third party made an offer in November 1999 at a price of $210 per Interest. The Offerors are also aware of certain secondary market transactions by which Interests were transferred at prices ranging from $150 to $201.15 per Interest (including commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to August 31, 1999. The Partnership repurchased 1,882 interests, and its affiliate, Ocean Ridge, purchased 2,632 Interests during the period from March 1, 1995 to September 30, 1998 at prices ranging from $112 to $160 per Interest. The Purchase Price for Interests in the Offer was determined by the General Partner, in part, based on the purchase price per Interest in the First Offer, the purchase price per Interest in the Second Offer and the price offered by third parties in tender offers. None of the Purchase Price per Interest in the prior offers, the price offered in third party tender offers, the secondary market transactions described above or the Purchase Price in this Offer necessarily reflects the value that Limited
Partners would realize from holding the Interests until termination or liquidation of the Partnership, which could result in greater or lesser value. The Purchase Price is less than the book value of the Interests. As of December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $302.40 and $264.92, respectively. As of December 31, 1998 and June 30, 1999, the Partnership had $133.66 and $95.85 per Interest of unrestricted cash and cash equivalents, respectively, representing 44% and 36% of the Partnership's book value, respectively. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price.
Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.

         Negative Tax Consequences  May Exist for Any Limited Partner  Tendering
         -----------------------------------------------------------------------
Interests.  Limited Partners selling Interests  pursuant to this Offer generally
---------
will recognize a gain or loss on the sale of their Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount realized by the seller (generally, the sum of the Purchase Price plus the selling Limited Partner's share of Partnership liabilities) minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before selling their Interests pursuant to the Offer. See Section 11, "Certain Federal Income Tax Consequences."

         Conflict of Interest.  A conflict of interest  exists  between  Limited
         --------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

         General  Partner  Makes No  Recommendation  to  Limited  Partners.  The
         -----------------------------------------------------------------
General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

         Limited  Partners  Who  Do Not  Tender  All or  Any  Portion  of  Their
         -----------------------------------------------------------------------
Interests Are Subject to Certain Risks:
---------------------------------------

         The Partnership May Not Make Future Cash  Distributions.  The amount of
         -------------------------------------------------------
funds required by the Partnership to fund the Offer is estimated to be approximately $66,250 ($53,750 to purchase 250 Interests plus approximately $12,500 for its Proportionate Share of the expenses associated with administering the Offer); the expenses of the Offer will be apportioned between the Offerors. The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

         Increased Voting Control by Affiliates of the Partnership. If the Offer
         ---------------------------------------------------------
is fully subscribed, the percentage of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of October 1, 1999, the General Partner owned five (5) of the Partnership's outstanding Interests and the Affiliate owned 1,858 of the Partnership's outstanding Interests. The General Partner, the Affiliate, and all partners, members, affiliates and associates of the General Partner or the Affiliate beneficially own, in the aggregate 4,495 Interests, representing approximately 14.6% of the Partnership's 30,871 outstanding Interests. Although this Offer is made to all Limited Partners, the Partnership has been advised that none of the General Partner, the Affiliate nor any of the partners, members, affiliates or associates of the General Partner or the Affiliate intends to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate and partners, members, affiliates and associates of the General Partner or the Affiliate will own, after the Offer, an aggregate of 4,745 Interests, representing approximately 15.5% of the Partnership's 30,621 outstanding Interests, an increase of 0.9% of the outstanding Interests. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will own a greater percentage of the outstanding Interests. Thus, these entities or individuals will have a greater influence on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership.

         Partnership  Has No Current Plan to Liquidate.  The  Partnership has no
         ---------------------------------------------
current plan to sell its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or any distribution relating to their investment in the Partnership in the foreseeable future.

         Reliance on Certain Tenants. The Partnership's  financial condition and
         ---------------------------
ability to fund future cash needs including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. Commercial leases that accounted for 4.8% and 5.4% of the Partnership's 1998 operating revenues are scheduled to expire (unless extended) in 1999 and 2000, respectively. Failure to re-lease the space vacated by significant tenants on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition. See Section 10, "Certain Information About the Partnership".

         General Economic Risks Associated with Investments in Real Estate.  All
         -----------------------------------------------------------------
real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated August 1, 1984.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions, including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity, while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the current value of a Limited Partner's investment. See "Risk Factors -- General Economic Risks Associated with Investments in Real Estate."

         Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) a sale or transfer of a material amount of assets of the Partnership; (iii) any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iv) any material change in the present distribution policy, indebtedness or capitalization of the Partnership; (v) any other material change in the structure or business of the Partnership; or (vi) except as described below, any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. See Section 10 "Certain Information About the Partnership." The General Partner, however, may explore and pursue any of these options in the future.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including the Affiliate and other affiliates of the General Partner that own
Interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and (2) increased voting control by the affiliates of the General Partner (including the Affiliate) and persons controlling the affiliates, which will increase the influence that affiliates of the General Partner and persons controlling the affiliates have on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership. See "Risk Factors -- Cash Distributions May be Reduced or

Eliminated - Increased Voting Control By Affiliates of the Partnership". Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

           The Offer is the third tender offer made by the Partnership and the Affiliate for Interests. On February 5, 1999, the Partnership and the Affiliate purchased an aggregate of 2,458 interests for $205 per Interest pursuant to the First Offer. The Partnership purchased 2,523 Interests on September 30, 1999 pursuant to the Second Offer. The General Partner intends to consider the desirability of the Partnership making future tender offers to purchase Interests following completion of the Offer, but is not required to make any future offers.

         Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

         Offer to Purchase and Purchase Price. The Offerors will, upon the terms
         ------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate up to 500 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $215 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Partnership will purchase the first 250 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 250 Interests are tendered and received by the Partnership as a result of this Offer, the Affiliate will purchase up to an additional 250 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date, the Offerors determine that more than 500 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         Proration.  If the Offer is oversubscribed  and the Offerors do not act
         ---------
in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis. In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.

         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         ----------------
Eastern Standard Time, on Thursday, December 23, 1999, unless and until the Partnership extends the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Partnership, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Affiliate may each in its sole discretion, extend the Offer. For a description of how the Offer may be extended or terminated, see Section 13, "Extensions of Tender Period; Terminations; Amendments."

         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ---------------------------------
price at which the Offers are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         The Purchase Price offered by the Offerors was determined by the General Partner in its sole discretion, based on: (i) the response to the First Offer of $205 per Interest; (ii) the response to the Second Offer which commenced on June 25, 1999 at a price of $167.50 per Interest, the price of which was raised twice, to $180 per Interest on August 18, 1999, and subsequently to $205 per Interest on August 31, 1999, and which terminated on September 30, 1999 (the "Second Offer"); (iii) the price offered in a 1998 tender offer for Interests by a third-party offeror that is not affiliated with the Partnership, General Partner, or any of the Partners, members, affiliates or associates of the Partnership or the General Partner; (iv) a tender offer made by an unaffiliated third party in August 1999 at a price of $175 per Interest, the price of which was subsequently raised to $195 per Interest; (v) a tender offer made by an unaffiliated third party in November 1999 at a price of $210 per Interest; (vi) sales of Interests by Limited Partners to third parties in secondary market transactions from January 1, 1997 through April 30, 1998; (vii) repurchases of interests by the Partnership and the Affiliate in 1996, 1997 and 1998; and (viii) purchases of Interests by Ocean Ridge in 1998. The

General Partner is aware of certain sales of Interests made at prices ranging from $150.00 to $201.15 per Interest (these prices include commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to August 31, 1999. The Partnership has repurchased interests, and Ocean Ridge has purchased Interests, in secondary market transactions at prices ranging from $112 to $160 per Interest during the period from March 1, 1995 to September 30, 1998. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $302.40 and $264.92, respectively. As of December 31, 1998 and June 30, 1999, the Partnership had $133.66 and $95.85 per Interest of unrestricted cash and cash equivalents, respectively, representing 44% and 36% of the Partnership's book value, respectively.

         In determining the Purchase Price, the General Partner did not estimate or project the liquidation value per Interest or consider the book value per Interest and did not appraise the value of its assets.

         Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys at the address listed in Section 15, "Address; Miscellaneous." THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  LIMITED  PARTNERS  ASSUME ANY RISK ASSOCIATED WITH
         ------------------
THE METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."

         Determination of Validity.  All questions regarding the validity, form,
         -------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, if the Offer is oversubscribed, the Partnership and the Affiliate may each decide to purchase Interests in excess of the initial 500 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional interests purchased by either the Partnership or the Affiliate will be determined by each respective party, in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer, including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate, as the case may be, in excess of the initial 500 Interests. All determinations made by the Partnership will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $215 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the Purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2, "Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," the Offerors may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

         Interests will be deemed purchased at the time of acceptance by the Partnership but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom.

         Interests Purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

                  (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

                  (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

                  (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;

                  (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

                  (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' reasonable judgment, would or might directly or indirectly:

                           (i) delay or restrict the ability of the  Partnership
                  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                           (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

                  (f)      there shall have occurred:

                           (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                           (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (iii) the  commencement of war, armed  hostilities or
                  any  other  national  or  international   crises  directly  or
                  indirectly involving the United States;

                           (iv) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                           (v)  (A) any  significant  change,  in the  Offerors'
                  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in the reasonable judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                           (vi) in the  case of the  foregoing  existing  at the
                  time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;

                  (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;

                  (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

                  (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before November 5, 1999 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or
         (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or

                  (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;

which, in the reasonable judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this

Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.

         Section 7. Cash Distribution Policy. The Partnership commenced operations in August, 1984 and anticipated providing Limited Partners with 8% non-cumulative quarterly distributions. Quarterly distributions were suspended effective March 31, 1994. The Partnership paid a special cash distribution of $1,252,275, or $37.50 per Interest, to Limited Partners on March 15, 1999. This distribution was not paid to holders of interests tendered in the Prior Offer. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. There can be no assurance, however, that the Partnership will make any other distributions in the future to Limited Partners who continue to own Interests following completion of this Offer. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions declared, if any, after the Expiration Date, on any Interests which are tendered and accepted by the Partnership. See Section 10, "Certain Information About the Partnership."

         Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         If the Offer is fully subscribed, the Partnership will use approximately $66,250 of cash to purchase Interests and pay costs associated with the Offer. This will have the effect of: (i) reducing the cash available to fund future needs and contingencies or to make future distributions and (ii) reducing or eliminating the interest income that the Partnership would have been able to earn had it invested this cash in interest-bearing investments. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of 250 Interests at $215 per Interest, are attached hereto as Appendix A.

         Upon completion of the Offer, the Offerors may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

         Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $132,500 (including $107,500 to purchase 500 Interests plus approximately $25,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its expenses from its cash reserves (approximately $53,750 to purchase 250 Interests and approximately $12,500 for its Proportionate Share of expenses related to administering the Offer). The expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror. As of June 30, 1999 and December 31, 1998 the Partnership had unrestricted cash and cash equivalents equal to $3,200,826 and $4,543,666, or $95.85 and $133.66 per Interest, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $107,500 to purchase 500 Interests plus approximately $12,500 for its proportionate share of expenses related to administering the Offer) from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 250 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

         Section 10.       Certain Information About the Partnership

         Certain Information About the Partnership.   The Partnership was formed
         -----------------------------------------
in April, 1984 under the laws of the State of Maryland.NTS-Properties Associates V, a Kentucky limited partnership, is the Partnership's General Partner. NTS Capital Corporation is the corporate general partner of the General Partner. NTS Capital Corporation is controlled by Mr.J.D. Nichols, its Chairman of the Board, and Mr. Brian F. Lavin, its President and Chief Operating Officer.

         The Partnership's net income or loss and cash distributions are allocated according to the terms of the Partnership Agreement. Under the Partnership Agreement, Operating Net Cash Receipts (as defined in the Partnership Agreement) that are made available for distribution are distributed:
(i) 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received an 8% Preferred Return (as defined in the Partnership Agreement); (ii) to the General Partner, in an amount equal to approximately 10% of the Limited Partner's 8% Preferred Return; (iii) the remainder, 90% to the Limited Partners and 10% to the General Partner. Net Operating Income (Loss) (as defined in the Partnership Agreement), exclusive of depreciation, is allocated to the Limited Partners and the General Partner in proportion to their respective cash distributions. Net Operating Income, exclusive of depreciation, in excess of cash distributions is allocated as follows: (i) pro rata to all partners with a negative capital account in an amount to restore their respective negative capital account to zero; (ii) 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received cash distributions from all sources equal to their Original Capital (as defined in the Partnership Agreement); and (iii) the balance is allocated 75% to the Limited Partners and 25% to the General Partner. Depreciation Expense (as defined in the Partnership Agreement) is allocated 99% to the Limited Partners and 1% to the General Partner.

         On September 16, 1999, the Partnership sold approximately 6.21 acres of land, adjacent to the University Place development ("Phase III"), in Orlando, Florida, which is zoned for commercial development, for $801,000.

         The Partnership currently owns the following property:

         o Commonwealth Business Center Phase II, a business center with approximately 61,000 net rentable ground floor square feet and approximately 9,000 net rentable mezzanine square feet located in Louisville, Kentucky, constructed by the Partnership. The occupancy level at Commonwealth Business Center II at June 30, 1999 was 84%.

         The Partnership owns interests in the following joint ventures:

         o The Willows of Plainview Phase II, a 144-unit luxury apartment complex located in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties IV, an affiliate of the General Partner. The Partnership's percentage interest in the joint venture was 90% at June 30, 1999. The occupancy level at the apartment complex at June 30, 1999 was 95%.

        o Lakeshore/University II Joint Venture("L/U II Joint Venture"), which was formed on January 23, 1995 among the Partnership and NTS-Properties IV, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., affiliates of the General Partner. The Partnership's percentage ownership interest in the joint venture was 79.45% at July 1, 1999. On July 23, 1999, the L/U II Joint Venture closed on the sale of 2.4 acres of land adjacent to the Lakeshore Business Center for a purchase price of $528,405. A description of the properties currently owned by the L/U II Joint Venture appears below:

                  -- Lakeshore Business Center Phase I - a business center with approximately 103,000 net rentable square feet located in Fort Lauderdale, Florida. The occupancy level at Lakeshore Business Center Phase I at June 30, 1999 was 71%.

                  -- Lakeshore Business Center Phase II - a business center with approximately 97,000 net rentable square feet located in Fort Lauderdale, Florida. The occupancy level at Lakeshore Business Center Phase II at June 30, 1999 was 86%.

                  -- Outparcel Building Sites - approximately 3.8 acres of undeveloped land adjacent to the Lakeshore Business Center development which is zoned for commercial development. The L/U II Joint Venture plans to begin constructing Phase III of the Lakeshore Business Center in 2000 on the remaining 3.8 acres of this property.

         The construction cost of Lakeshore Business Center Phase III is currently estimated to be $4,000,000. On June 30, 1999, the Partnership contributed capital of $1,737,000 to the L/U II Joint

Venture for the construction of the Lakeshore Business Center Phase III. At that time, NTS- Properties Plus and NTS-Properties IV, which owned 12% and 18% interests in the L/U II Joint Venture, respectively, were not in a position to contribute additional capital required for the construction of Lakeshore Business Center Phase III. NTS-Properties Plus and NTS Properties IV agreed that the Partnership would make a capital contribution to the L/U II Joint Venture with the knowledge that their interest in the Joint Venture would, as a result, decrease. As a result of its $1,737,000 contribution to the L/U II Joint Venture, the Partnership's percentage ownership in the joint venture increased to 79.45%. After this contribution, the percentage ownership interests of NTS Properties Plus and NTS Properties IV decreased to 8.4% and 11.93%, respectively. The balance of the construction cost for Lakeshore Business Center Phase III will be funded from the proceeds of a mortgage to be placed on the property.

         The properties owned by The Willows of Plainview Phase II joint venture are encumbered by mortgages payable to an insurance company as follows:

                  Loan Balance
                  at 6/30/99:               Due:
                  -----------               ----

                  $ 2,708,405               January 5, 2013
                  $ 1,617,579               January 5, 2013

         The properties owned by the L/U II Joint Venture are encumbered by mortgages payable to an insurance company as follows:

               Loan Balance
               at 6/30/99:   Encumbered Property:                 Due:
               -----------   --------------------                 ----

               $ 3,268,167   Lakeshore Business Center Phase II   August 1, 2008
               $ 3,516,198   Lakeshore Business Center Phase I    August 1, 2008

         The Partnership has a fee title interest in each of the properties that it owns. The joint ventures in which the Partnership is a partner have a fee title interest in each of the properties that they own. In the opinion of the Partnership's management, the properties are adequately covered by insurance.

         Other than as described above, neither the Partnership nor the General Partner has any plans or proposals that would relate to or result in the sale or transfer of a material amount of the assets of the Partnership or any of its subsidiaries.

         Commercial Leases that accounted for 4.8% and 5.4% of the Partnership's 1998 operating revenues are scheduled to expire (unless extended) in 1999 and 2000, respectively. The Partnership has no material commitments for renovations or other capital improvements as of October 1, 1999. However, the Partnership may incur costs associated with improvements at the Partnership's commercial properties as required by lease negotiations. Changes to current tenant finish improvements are a typical part of any lease negotiation.
Improvements generally include a revision to the current floor plan to accommodate a tenant's needs, new carpeting and paint and/or wallcovering. The extent and cost of the improvements are determined by the size of the space being leased and whether the improvements are for a new tenant or incurred because of a lease renewal and are currently unknown. The tenant finish improvements will be funded by cash flow from operations and, if needed, cash reserves.

         The Partnership's ratio of earnings to fixed changes was 1.01:1 for the three months ended June 30, 1999. The Partnership's ratio of earnings to fixed charges was 4.3:1 for the year ended December 31, 1998. The Partnership had an earnings to fixed charges coverage deficiency of $558,678 for the year ended December 31, 1997.

         For more detailed financial information about the Partnership, see "Appendix A: The Partnership's Financial Statements Giving Pro Forma Effect of the Offer".

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         -----------------------------------------------------
a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only. The actual tax treatment of a tender of Interests may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the discussion herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not treat this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         -------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests will be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the sum of money distributed to him or her plus the selling Limited Partner's share of Partnership liabilities exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of Partnership liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership liabilities (if any), exceeds the Limited Partner's adjusted basis in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own tax circumstances.

         The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. A Limited Partner's initial basis is the amount paid for an Interest ($1,000 per Interest for those who purchased in the initial offering), increased by a Limited Partner's share of liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. There was nonrecourse debt attributed to the Interests in the approximate amount of $10,997,255, or $329.32 per Interest, as of June 30, 1999. Basis is generally reduced by cash distributions, decreases in a Limited Partner's share of liabilities and by the share of Partnership losses allocated to the Interest.

         A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1999 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. This allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain.

         In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $215 cash payment per Interest plus a pro rata share of the Partnership's debt (together, the "Selling Price"). There was nonrecourse debt attributed to the Interests in the approximate amount of $10,997,255, or $329.32 per Interest, as of June 30, 1999. The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the adjusted basis of the purchased Interest from the Selling Price.

         Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income, unrecaptured Section 1250 gain and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (generally, depreciation deductions in excess of straight-line depreciation in the case of real property and all allowable depreciation to date in the case of other property) constitute "unrealized receivables." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's depreciation deductions that are "unrealized receivables." In general, for Interests held for twelve (12) months or longer, with respect to real property, the amount of gain attributable to depreciation not taxed as ordinary income is taxed at a maximum rate of 25%. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         For taxable Limited Partners the amount of depreciation subject to ordinary income tax per Interest purchased by a Limited Partner in the original offering is estimated to be $226.60 as of June 30, 1999, subject to further adjustment for tax exempt use property rules. Therefore, a maximum of approximately $226.60 of the taxable gain per Interest will be considered to be ordinary income with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1999 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. In the case of real property, the amount of gain not taxed as ordinary income attributable to depreciation is taxed at a maximum rate of 25%. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve (12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets.

         Tax exempt Limited Partners may be subject to tax on unrelated business taxable income (UBTI) and, therefore, should consult their tax advisors to determine what amount, if any, of the recapturable cost recovery allowance should be reported as UBTI.

         Foreign Limited Partners. Gain realized by a foreign Limited Partner on
         ------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld may be credited against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund can be obtained from the IRS by filing a U.S.
income tax return.

         Back-up Withholding.  To prevent back-up federal income tax withholding
         -------------------
equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.
See "Foreign Limited Partners," above.

         Retirement Plan Investors.  Qualified pension, profit sharing and stock
         -------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Treasury Regulation 1.1245-6(b) provides that Code Section 1245 overrides the nonrecognition provisions of subtitle A of the Code, including Code Section 512(b)(5), if applicable; furthermore Code Section 512(b)(4) provides that notwithstanding Code Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in Section 514) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest will be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS will not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."

         Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, Affiliate, nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, General Partner or Affiliate has effected any transactions in the Interests during the forty (40) business days prior to the date hereof.

         Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has or, if the Offer is oversubscribed, each Offeror has, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in Section 4, "Withdrawal Rights."

         If the Offer is oversubscribed, each Offeror has the right to purchase additional Interests. If either Offeror decides, in its sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 15.       Address; Miscellaneous.

         Address.  All executed copies of the Letter of Transmittal,  Substitute
         -------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Englewood, CO 80112

         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800)387-7454 or by facsimile at:
(303) 705- 6171.

         Miscellaneous.  The Offer is not being  made to,  nor will  tenders  be
         -------------
accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.

         The Partnership has filed an Issuer Tender Offer Statement on Schedule 13E-4 and the Affiliate has filed a Tender Offer Statement on Schedule 14D-1with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. Copies of these statements may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous" or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                                     NTS-Properties V




November 5, 1999

                                   Appendix A

                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer


         The following unaudited pro forma balance sheets and statements of operations of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed as of June 30, 1999 and January 1, 1999. The pro forma financial statements contain certain financial information for the fiscal year ended December 31, 1998 extracted or derived from the Partnership's Annual Report on Form 10-K and certain financial information for the quarter ended June 30, 1999 extracted or derived from the Partnership's Quarterly Report on Form 10-Q. The Annual and Quarterly Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Annual and Quarterly
Reports is  qualified  in its  entirety  by  reference  to the  reports  and the financial statements (including the notes) contained in the reports. The pro forma financial statements present the quarterly and annual reports of the Partnership giving effect of the Offer as if the Offer was fully subscribed and completed as of June 30, 1999 and January 1, 1999, respectively. The information presented in these pro forma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the year ended December 31, 1998 or the quarter ended June 30, 1999, nor do they purport to represent the future financial position of the Partnership.

                                NTS-PROPERTIES V,
                         A Maryland Limited Partnership
                         ------------------------------
                               Unaudited Proforma
                               ------------------
                                 BALANCE SHEETS
                                 --------------



                                        Actual
                                        As of      After Tender
                                    June 30,1999   June 30,1999
                                    ------------   ------------
ASSETS
------
Cash and equivalent                  $ 3,200,826   $ 3,147,076
Cash and equivalents - restricted        258,310       258,310
Accounts receivable, net of
Allowance for doubtful accounts          130,881       130,881
Land, buildings and amenities, net    14,686,418    14,686,418
Asset held for development, net             --            --
Asset held for sale                    1,737,219     1,737,219
Other assets                             489,232       489,232
                                      ----------    ----------

                                     $20,502,886   $20,449,136
                                      ==========    ==========

LIABILITIES AND PARTNERS' EQUITY
--------------------------------
Mortgages and note payable           $11,110,349   $11,110,349
Accounts payable - operations            183,884       183,884
Accounts payable - construction           21,073        21,073
Security deposits                        158,071       158,071
Other liabilities                        283,630       283,630
                                      ----------    ----------
                                      11,757,007    11,757,007
Commitments and Contingencies

Partners' equity                       8,745,879     8,692,129
                                      ----------    ----------

                                     $20,502,886   $20,449,136
                                      ==========    ==========

            * The Offer will result in a reduction of Cash and Partners' Equity and an increase in Expenses.

                                NTS-PROPERTIES V,
                         A Maryland Limited Partnership
                         ------------------------------
                               Unaudited Proforma
                               ------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------


                                                 Actual            Actual     Tender Proforma  Tender Proforma
                                             For three months   for the year  For three months   for the year
                                                 ended             ended          ended             ended
                                                June 30,        December 31,     June 30,        December 31,
                                                  1999              1998           1999              1998
                                                  ----              ----           ----              ----

REVENUES:
Rental income                                    $    959,708   $  5,665,370   $    959,708    $  5,665,370
Gain on sale of assets                                   --        5,004,628           --         5,004,628
Interest and other income                              38,530         87,607         38,530          87,607
                                                 ------------   ------------   ------------    ------------

                                                      998,238     10,757,605        998,238      10,757,605

EXPENSES:
Operating expenses                                    223,430      1,147,506        223,430       1,147,506
Operating expenses - affiliated                       104,667        518,742        104,667         518,742
Write-off of unamortized
building costs, improvements                           15,067         14,390         15,067          14,390
Amortization of capitalized
leasing costs                                            --           14,430           --            14,430
Interest expense                                      218,371      1,497,171        218,371       1,497,171
Management fees                                        55,207        332,161         55,207         332,161
Real estate taxes                                      84,701        498,318         84,701         498,318
Professional and administrative
expenses                                               55,339        129,006         55,339         129,066
Tender offer costs                                       --             --           12,500          12,500
Professional and administrative
expenses - affiliated                                  39,604        203,157         39,604         203,157
Depreciation and amortization                         199,396      1,364,183        199,396       1,364.183
                                                 ------------   ------------   ------------    ------------

                                                      995,782      5,719,124      1,008,282       5,731,624
                                                 ------------   ------------   ------------    ------------

Income (loss) before extraordinary               $      2,456   $  5,038,481   $    (10,044)   $  5,025,981
                                                 ============   ============   ============    ============
item

Net income allocated to the limited partners:
Income (loss) before extraordinary               $      2,431   $  4,988,096   $     (9,944)   $  4,975,721
                                                 ============   ============   ============    ============
item

Net income per limited partnership unit:
Income (loss) before extraordinary               $       0.07   $     144.86   $       (.30)   $     145.56
                                                 ============   ============   ============    ============
item

Weighted average number of limited partnership
units                                                  33,394         34,433         33,144          34,183
                                                 ============   ============   ============    ============

* The Offer will result in a reduction in Cash and Partners' Equity and an increase in Expenses.

                                                                  Exhibit (a)(2)









                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                               NTS - PROPERTIES V

        Tendered Pursuant to the Offer to Purchase Dated November 5, 1999

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF
               TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY,
               12:00 MIDNIGHT EASTERN STANDARD TIME, ON THURSDAY,
              DECEMBER 23, 1999 (THE "EXPIRATION DATE"), UNLESS THE
                        OFFER IS EXTENDED BY PARTNERSHIP.


[Investor Name]                                        If applicable:

[Address]                                              [Custodian]

[City, State, Zip]                                     [Address]

[Tax I.D. #]                                           [City, State, Zip]

[# of Interests]                                       [Account #]



         I am a Limited Partner of NTS-Properties V. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offerors, NTS-Properties V (the "Partnership") and the Partnership's affiliate, ORIG, LLC (the "Affiliate" and the Partnership are each an "Offeror" and collectively the "Offerors") upon the terms and conditions set forth in the Offer to Purchase, dated November 5, 1999 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

         THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFERORS TO REJECT ANY AND ALL TENDERS DETERMINED BY THEM, IN THEIR SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offerors, and that the Offerors will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

         I hereby  appoint  NTS-Properties  Associates  V (without  posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the respective Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the respective Offerors of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)

                       INSTRUCTIONS TO TENDER INTERESTS

Please complete the following steps to tender your interests:

    o Complete Part 1. by inserting the number of interests you wish to tender.

    o Complete Part 2. by providing your telephone number(s).

    o Complete Part 3. by providing the appropriate signature(s).
      (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

    o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership, being _______ interests for a price of $215.00 per interest.

[ ] I tender only a portion of my interest in the Partnership, being ______ interests for a price of $215.00 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are: (___)_______ [Daytime] and (___)________ [Evening]

PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:


-----------------------------                ------------------------------
Print Name of Limited Partner                Print Name of Joint Owner


-----------------------------                ------------------------------
Signature of Limited Partner                 Signature of Joint Owner

Sworn to me this ___ day of                  Sworn to me this ___ day of
_____________, 199__.                        _____________, 199__.


-----------------------------                -----------------------------
Notary Public                                Notary Public


FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:


-----------------------------                -----------------------------
Print Name of Signatory                      Signature

                                             Sworn to me this ___ day of
                                             _____________, 199__.


-----------------------------                -----------------------------
Title of Signatory                           Notary Public


Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454.

                                                                  Exhibit (a)(3)









                 Form of Affidavit and Indemnification Agreement
                     for Missing Certificate(s) of Ownership

                     AFFIDAVIT AND INDEMNIFICATION AGREEMENT
                     FOR MISSING CERTIFICATE(S) OF OWNERSHIP


State of ______________

County of ____________

=====================================
-------------------------------------
_____________________________________ (The "Investor")

being duly sworn, deposes and says:

1. The Investor is of legal age and is the true and lawful, present and sole, record and beneficial owner of _________ (insert number of interests) limited partnership interests (the "Interests") of NTS-Properties V, (the "Partnership"). The Interests were represented by the following Certificate(s) of Ownership (the "Certificate(s)") issued to the Investor:

Certificate(s) No.         Number of Interests              Date Issued
------------------         -------------------              -----------



The Certificate(s) was (were) lost, stolen, destroyed or misplaced under the following circumstances:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------and after diligent search, the
Certificate(s) could not be found.

2. Neither the Certificate(s) nor any interest therein has at any time been sold, assigned, endorsed, transferred, pledged, deposited under any agreement or other disposed of, whether or not for value, by or on behalf of the investor. Neither the Investor nor anyone acting on the Investor's behalf has at any time signed any power of attorney, any stock power or other authorization with respect to the Certificate(s) and no person or entity of any type other than the Investor has or has asserted any right, title, claim or interest in or to the Certificate(s) or to the Interests represented thereby.

3. The Investor hereby requests, and this Affidavit and Indemnification Agreement is made and given in order to induce the Partnership (i) to refuse to recognize any person other than the Investor as the owner of the Certificate(s) and (ii) to refuse to make any payment, transfer, registration, delivery or exchange called for by the Certificate(s) to any person other than the Investor and to refuse the Certificates or to make the payment, transfer, registration, delivery or exchange called for by the Certificate(s) without the surrender thereof or cancellation.

4. If the Investor or the representative or the assigns of the Investor should find or recover the Certificate(s), the Investor will immediately surrender and deliver the same to the Partnership for cancellation without requiring any consideration thereof.
                                                                          (Over)

5. The Investor agrees in consideration of the issuance to the Investor of a new certificate in substitution for the Certificate(s), to indemnify and hold harmless the Partnership, each general partner of the Partnership, each affiliate of the Partnership and any person, firm or corporation now or hereafter acting as the transfer agent, registrar, trustee, depositary, redemption, fiscal or paying agent of the Partnership, or in any other capacity and their respective successors and assigns, from and against any and all liabilities, losses, damages, costs and expenses of every nature (including reasonable attorney's fees) in connection with, or arising out of, the lost, stolen, destroyed or mislaid Certificate(s) without the surrender thereof and, whether or not: (a) based upon or arising out of the honoring of, or refusing to honor, the Certificate(s) when presented to anyone, (b) or based upon or arising from inadvertence, accident, oversight or neglect on the part of the Partnership, its affiliates or any general Partner of the Partnership, agents, clerk, or employee of the Partnership or any general partner of the Partnership and/or the omission or failure to inquire into contest or litigate the right of any applicant to receive payment, credit, transfer, registration, exchange or delivery in respect of the Certificate(s) and/or the new instrument or instruments issued in lieu thereof, (c) and/or based upon or arising out of any determination which the Partnership, its affiliates or any general partner thereof may in fact makes as to the merits of any such claim, right, or title,
          (d) and/or based upon or arising out of any fraud negligence on the part of the Investor in connection with reporting the loss of the Certificate(s) and the issuance of new instrument or instruments in lieu thereof, (e) and/or based upon or arising out of any other matter or thing whatsoever it may be.

6. The Investor agrees that all notices, requests, demands and other communications under this Affidavit and Indemnification Agreement shall be in writing and shall be mailed to the party to whom notice is to be given by certified or registered mail, postage prepaid; if intended for the Partnership shall be addressed to Gemisys, 7103 S. Revere Pkwy., Englewood, CO 80112, Attn: NTS Investor Services, or such other address as the Partnership shall have given notice to the Investor at the address set forth at the end of this Affidavit and Indemnification Agreement or at such other address as the Investor shall have given prior notice to the Partnership in a manner herein provided.

7. No waiver shall be deemed to be made by the Partnership or its affiliates of any of its rights hereunder unless the same shall be in writing, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the Partnership or its affiliates or the obligations of the Investor in any other respect at any other time.

8. The provisions of this Affidavit and Indemnification Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Partnership and its affiliates and the Investor.

9. This Affidavit and Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

                                    ____________________________________________
                                    Investor Signature (Please sign exactly as name appears on certificate)

                                    ____________________________________________
                                    Investor Signature (if held jointly)

Sworn to me this ______ day of      ____________________________________________
__________, 1999.                   Name

__________________________________  ____________________________________________
Notary Public                       Address
My commission expires: ___/___/___  ____________________________________________

                                                                  Exhibit (a)(4)









                       Form of Letter to Limited Partners

                                [NTS letterhead]

                                November 5, 1999

Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

         Enclosed for your review is an Offer to Purchase your limited partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.



--------------------------------------------------------------------------------
|You currently own ____ interests.The Partnership is offering to purchase your| |interests for $215 per Interest,or a total of $ , subject to the terms of the|
|Offer.                                                                        |
|                                                                              |
|Payment will be made within five business days of the expiration of the Offer.|
--------------------------------------------------------------------------------

We invite your attention to the following:

                  o   This Offer is being made to all Limited Partners.

                  o Up to 250 Interests may be purchased by the Partnership and an additional 250 Interests may be purchased by the Partnership's Affiliate, ORIG, LLC. If more than 500 Interests are tendered, the Partnership may decide to purchase more than 250 Interests and the Affiliate may decide to purchase more than 250 Interests or the Partnership and the Affiliate may decide to purchase less than all of the interests tendered on a pro rata basis.

                  o The Offer will expire at 12:00 midnight, Eastern Standard Time, on Thursday, December 23, 1999, unless the Offer is extended.

         After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before December 23, 1999, the following:

                  (1)      the Letter of Transmittal (blue);
                  (2)      the Substitute Form W-9 (green); and
                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  Exhibit (a)(5)









                       Substitute Form W-9 with Guidelines

                               Substitute Form W-9

                  o        Purpose of the Substitute Form W-9

         Each tendering Limited Partner is required to provide to the Partnership its correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 which is provided below, and to certify whether the Limited Partner is subject to backup withholding of federal income tax. If the Partnership is not provided with the correct TIN, the Limited Partner may be subject to a $500 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, failure to provide the information on Substitute Form W-9 may subject the tendering Limited Partner to 31% federal income tax withholding on the payment of the purchase price of all Interests purchased by the Offerors from the Limited Partner pursuant to this Offer.

                  o        Instructions for filling out the Substitute Form W-9

         Each tendering Limited Partner must fill out the Substitute Form W-9 below by: (1) inserting their TIN; (2) certifying whether the Limited Partner is subject to backup withholding of federal income tax; and (3) signing the form.

         If the tendering Limited Partner is an individual, the TIN is the Limited Partner's social security number.

         If the tendering Limited Partner has been notified by the IRS that the Limited Partner is subject to backup withholding, the Limited Partner must cross out item (2) of the "Certification" box of Substitute Form W-9, unless the Limited Partner has since been notified by the IRS that the Limited Partner is no longer subject to backup withholding. If backup withholding applies, the Partnership is required to withhold 31% of any payments made to the Limited Partner. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         If the tendering Limited Partner has not been issued a TIN and has applied for one or intends to apply for one in the near future, the Limited Partner should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Partnership is not provided with a TIN within 60 days, the Partnership will withhold 31% on all payments of the purchase price to the Limited Partner until a TIN is provided to the Partnership.

         Certain Limited Partners (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the individual must submit an Internal Revenue Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 may be obtained from NTS Investor Services c/o Gemisys at the address and telephone number provided in Section 15, "Address; Miscellaneous" of the Offer to Purchase.

         For complete instructions on how to fill out Substitute Form W-9, refer to the Guidelines enclosed.

                                                                      (Over)

________________________________________________________________________________
SUBSTITUTE          | Part I -- Taxpayer Identification |
FORM W-9            | Number -- For all accounts, enter |  ___________________
                    | your TIN in the box at right.     |  Social Security No.
                    | (For most individuals, this is    |
Department of the   | your social security number.)     |
Treasury            | Certify by signing and dating     |   OR
Internal Revenue    | below.                            |
Service             |                                   |   ___________________
                    |                                   |   Employer
Payer's Request     |                                   |   Identification No.
for Taxpayer        |                                   |
Identification      |                                   |
Number (TIN)        |                                   |
                    |                                   |   (If awaiting a TIN
                    |                                   |   write "Applied For"
                    |                                   |   in the space above).
____________________|___________________________________|_______________________

Part II -- For payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
________________________________________________________________________________

Certification -- Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me). and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions -- You must cross out item (2) above, if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
________________________________________________________________________________

SIGNATURE __________________________________  DATE _________________ , 199 ____

________________________________________________________________________________

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. - Social Security numbers have nine digits separated by two hyphens, e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen, e.g., 00-0000000. The table below will help determine the number to give the payer.


                                     Give the SOCIAL
For this type of account:            SECURITY
                                     number of -
------------------------------------ --------------------------
1.  An individual's account          The individual

2.  Two or more individuals          The actual owner of
    (joint account)                  the account or, if
                                     combined funds, the
                                     first individual on the
                                     account(1)

3.  Husband and wife (joint          The actual owner of
    account)                         the account or, if joint
                                     funds, either person(1)

4.  Custodian account of a           The minor(2)
    minor (Uniform Gift to Minors
    Act)

5.  Adult and minor (joint           The adult or, if the
    account)                         minor is the only
                                     contributor, the
                                     minor(1)

6.  Account in the name of           The ward, minor, or
    guardian or committee for a      incompetent person(3)
    designated ward, minor, or
    incompetent person

7. a.  A revocable savings trust     The grantor-trustee(1)
       account (in which grantor
       is also trustee)

   b. Any "trust" account that       The actual owner(1)
      is not a legal or valid trust
      under State law


                                     Give the EMPLOYER
For this type of account:            IDENTIFICATION
                                     number of -
------------------------------------ --------------------------
8.   Sole proprietorship account     The owner(4)

9.   A valid trust, estate, or       The legal entity (do
     pension trust                   not furnish the
                                     identifying number of
                                     the personal
                                     representative or
                                     trustee unless the
                                     legal entity itself is not
                                     designated in the
                                     account title)(5)

10.  Corporate account               The corporation

11.  Religious, charitable, or       The organization

12.  Partnership account held in     The partnership

13.  Association, club, or other     The organization

14.  A broker or registered          The broker or nominee

15.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     State or local government,
     school district, or prison) that
     receives agricultural program
     payments
------------------------------------ --------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at an office of the Social Security Administration or the Internal Revenue Service.

To complete Substitute Form W-9, if you do not have a tax payer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. Generally, you will then have 60 days to obtain a taxpayer identification number and furnish it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding Penalties
Payees specifically exempted from backup withholding on ALL payments include the following:*
     o    A corporation.
     o    A financial institution.
     o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7).
     o    The United States or any agency or instrumentality thereof.
     o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
     o A foreign government or a political subdivision, agency or instrumentality thereof.
     o An international organization or any agency or instrumentality thereof.
     o A registered dealer in securities or commodities registered in the United States or a possession of the United States.
     o    A real estate investment trust.
     o    A common trust fund operated by a bank under section 584(a).
     o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
     o    Payments to nonresident aliens subject to withholding under section
          1441.
     o Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
     o Payments of patronage dividends where the amount received is not paid in money.
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* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code and the regulations promulgated thereunder.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:
     o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if (i) this interest is $600 or more, (ii) the interest is paid in the course of the payer's trade or business and (iii) you have not provided your correct taxpayer identification number to the payer.
     o Payments of tax-exempt interest (including exempt interest dividends under section 852).
     o    Payments described in section 6049(b)(5) to nonresident aliens.
     o    Payments on tax-free covenant bonds under section 1451.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

Privacy Act Notice.- Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Statements With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500. (3) Criminal Penalty for Falsifying Information.-If you falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.
                           FOR ADDITIONAL INFORMATION
                       CONTACT YOUR TAX CONSULTANT OR THE
                            INTERNAL REVENUE SERVICE